January 9, 2015

VIA EDGAR

Ms. Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	Sit U.S. Government Securities Fund, Inc. and Sit Mutual Funds II, Inc. (the “Registrants”)
Investment Company Act file numbers 811-04995 and 811-04033
Form N-CSR, Annual Report, March 31, 2014 (the “Filing”)

Dear Ms. Churko:

The following is in response to your comments based on your review of the Filing provided during our telephone conversation on December 16, 2014.

Comment One.  With respect to U.S Government Securities Fund, you referred to the put options and call options held by the Fund, and requested that to the extent the Fund invests in derivative securities, management’s discussion of fund performance should include the impact such derivative securities had on the Fund’s investment performance.

Management’s discussion of fund performance included in future reports to shareholders will include the impact of derivative securities on the Fund’s investment performance notwithstanding materiality.

Comment Two.  With respect to Quality Income Fund, Schedule of Investments, you stated that the securities listed under the heading “Other Federal Agency Securities” include certificates of deposits of corporate issuers which are insured by the Federal Deposit Insurance Corporation up to the amount of $250,000. You also noted that some of the securities under such heading have a value in excess of $250,000. You requested that the headings and / or the footnotes for such securities be revised to more accurately describe the nature of the certificates of deposits.

The headings and / or the footnotes for such securities will be revised to more accurately describe the certificates of deposits in future reports to shareholders.

Ms. Kathy Churko
January 9, 2015

In connection with this response to your comments regarding the Filing the Registrants acknowledge that:

1.          In connection with your comments, you have not passed on the accuracy or adequacy of the disclosure made within the Filing, and the Registrants are responsible for the adequacy and accuracy of the disclosures in the Filing.

2.          Your comment and any changes in disclosure in response to your comment do not foreclose the United States Securities and Exchange Commission (the “Commission”) from the opportunity to take other action with respect to the Filing.

3.          The Registrants represent that neither will assert your comment or changes in disclosure in response to your comment as a defense in any action or proceeding by the Commission or any person under the federal securities laws of the United States.

I believe this letter fully responds to your comments. Please call me if you have any questions.

Sincerely,

Paul E. Rasmussen
Vice President

CC:      KPMG, LLP